UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

JOHNSON OUTDOORS INC.
(Exact name of registrant as specified in its charter)

Wisconsin	0-16255	39-1536083
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

555 Main Street, Racine, Wisconsin 53403
(Address of principal executive offices)

Lori Strangberg, Corporate Controller, (262) 631-6600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction
Johnson Outdoors Inc. (“JOI” or “the Company”) is a leading global manufacturer and marketer of branded seasonal outdoor recreation products used primarily for fishing, diving, paddling and camping.

JOI has a publically available Conflict Minerals Policy that may be found at the following URL: http://files.shareholder.com/downloads/JOUT/2648000486x0x686694/7b005d5e-5845-45e2-aa57-8913881c4b39/FINAL_JOI_Conflict_Minerals_Policy.pdf.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure
The Company has concluded in good faith that during the year ended December 31, 2013, conflict minerals were necessary to the functionality and/or production of products manufactured by JOI (such minerals are referred to as "necessary conflict minerals").  Necessary conflict minerals were sourced from the Company’s multi-tiered supply chain and were ultimately incorporated into its products via both internal manufacturing processes and by component manufacturers.  The Company, through its independent third party consultant, conducted a reasonable country of origin inquiry (“RCOI”) which was designed to determine whether any of these conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together, “Covered Countries”) or were from recycled or scrap sources.

Based on its RCOI, the Company had reason to believe that some of its necessary conflict minerals may have originated in a Covered Country and that those conflict minerals may not all be from recycled or scrap sources. Therefore, the Company exercised due diligence regarding the source and chain of custody of its conflict minerals that conforms to an internationally recognized due diligence framework, the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold.

As a result of its RCOI and its due diligence, the Company was able to reasonably conclude that the gold used in its products did not originate it the DRC or adjoining countries and did come from recycled or scrap sources.  For the other three conflict minerals, tin, tantalum and tungsten, as a result of its RCOI and due diligence, JOI was not able to reasonably conclude that all of such necessary conflict minerals did not originate in Covered Countries and could not reasonably conclude that they were entirely from recycled or scrap sources.

Consequently, in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), JOI has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to the Company’s publicly available Internet site at following URL: http://investor.johnsonoutdoors.com/downloads.cfm.  The Company was not required to obtain an independent private sector audit of its Conflict Minerals Report.

Description of Reasonable Country of Origin Inquiry (RCOI):
The Company designed and implemented a Conflict Minerals Compliance Plan to enable compliance with Dodd- Frank Section 1502 and implement its supplier and smelter or refiner RCOIs. In order to achieve compliance, the RCOI consisted of a combination of measures designed to determine whether the necessary conflict minerals in its products originated from the Covered Countries.

The supplier RCOI was conducted with the Company’s direct suppliers and used the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. JOI requested the EICC-GeSI Template from 100% of direct suppliers of in-scope materials.

Based on supplier responses, JOI, through its independent third party consultant, researched and/or surveyed 100% of identified smelters or refiners (SORs) of conflict minerals and performed due diligence activities on SORs for whom the Company had reason to believe may have sourced conflict minerals from Covered Countries in order to determine the mines of origin with the greatest specificity. Supplier and SOR RCOI efforts included Risk Assessment and Mitigation and secure storage of all data. Further description of RCOI methodology, due diligence, and results are described in the Company’s Conflict Minerals Report.

Results of JOI’s Supplier and SOR RCOIs:
As a result of the supplier RCOIs conducted as described above, JOI received EICC-GeSI Templates from 48% of all queried suppliers.
●	1,037 suppliers evaluated
●	722 suppliers surveyed
●	345 responses received
●	366 responses not received
●	11 escalations and miscellaneous

Out of the 345 supplier responses:
●	264 (76%) declared that there were no conflict minerals in their products
●	56 (16%) declared that they had conflict minerals in their products but they were Conflict Free
●	0 declared they were not Conflict Free
●	26 (8%) declared they had conflict minerals in their product and their Conflict Free status was unknown

As a result of the supplier RCOIs, 259 unique and valid SORs of tin, tantalum, tungsten or gold were identified.

Status	Gold	Tin	Tungsten	Tantalum	Total
Unique & Valid SORs	89	103	42	25	259
SORs with Conflict Free Statement	39	61	29	3	132
SORs CFSP Compliant	38	13	0	17	68
SORs Unable to Determine	6	20	3	1	30
SORs CFSP Active	3	7	4	1	15
SORs only Scrap/Recycled	3	2	0	3	8
SORS CFSP Progressing	0	0	6	0	6

Due Diligence Results and Covered Country Facility Details:
From the 259 unique and validated SORs, there were 17 SORs for which there was reason to believe may have sourced from the Covered Countries.  For these SORs, the Company exercised due diligence on the conflict mineral source and chain of custody by evaluating them against the Conflict Free Smelting Initiative’s Conflict Free Smelter Program (CFSP) lists and other accredited independent validation schemes or institutional mechanisms, which provided additional country of origin information. Where JOI was unable to determine country of origin information for a SOR via these mechanisms, JOI surveyed SORs by sending RCOIs directly to them where possible and/or researched the SORs to determine the mines of origin.  The results of the due diligence procedures, by number of SORs and by mineral, are as follows:

	SORs In DRC: 13	SORs In Surrounding Countries: 3 (All 3 are in Rwanda)	SORs In Surrounding Regions: 1
Tin	3: ● 1 CFSP Certified ● 1 not CFSP Certified; appears to be CF; from China ● 1 CFSP Active; from China	0	0
Tantalum	9: All CFSP Certified	1: CFSP Certified	1: Not CFSP Certified; CF Status Unknown; from Ethiopia
Tungsten	0	2: ● 1 CFSP Active; from China ● 1 Progressing Toward CFSP; from Austria	0
Gold	1: Not CFSP but London Bullion Market Association Certified; from China	0	0

The information presented here and in our Conflict Minerals Report is based on due diligence efforts performed by the Company. As a downstream purchaser of conflict minerals or components containing conflict minerals, the Company's due diligence measures are only able to provide reasonable, not absolute, assurance regarding the source and chain of custody of necessary conflict minerals.  The Company's due diligence requires it to seek data from its direct suppliers and those suppliers need to seek data from their supply chains to identify the original sources of necessary conflict minerals.  The Company also relied on information collected by third party audit programs and their smelter and refiner facility visits.  These procedures may result in inaccurate or incomplete information.  In addition, our conclusions and determinations are based on the information available at the time the RCOIs were made, results analyzed and metrics recorded, and such information may become out-of-date.

Item 1.02 Conflict Minerals Report

The Company has filed a Conflict Minerals Report as an exhibit to this Form SD which further describes its products that contain necessary conflict minerals, RCOI methodology, due diligence procedures, results and steps that will be taken to mitigate the risk that necessary conflict minerals benefit armed groups, including steps to improve due diligence.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JOHNSON OUTDOORS INC.

/s/ David W. Johnson	June 2, 2014
David W. Johnson Vice President and Chief Financial Officer	(Date)